[Graphic omitted] Ahold

                                                  Press Release

                                                  Royal Ahold
                                                  Corporate Communications




                                           Date:  November 16, 2004
                           For more information:  +31 75 659 57 20



Ahold Corporate Executive Board member Bill Grize steps down

Zaandam, The Netherlands, November 16, 2004 -- Ahold today announced that Bill Grize, President and CEO of Ahold U.S. Retail, will be stepping down from the Ahold Corporate Executive Board at the end of December 2004, in preparation for his retirement. As of January 2005, Marc Smith, CEO of the Stop & Shop/Giant-Landover arena, and Tony Schiano, CEO of the Giant-Carlisle/Tops arena, will report directly to Ahold President & CEO Anders Moberg.

"We all thank Bill for giving a lifetime of service to our company and our people," commented Anders Moberg. "He has touched many people's lives, and has made the U.S retail operations more customer-focused as a result of his leadership. Bill's legacy will be his unwavering commitment to our people, especially those who serve our customers, and our challenge is to uphold and carry forward that commitment."

Grize joined Stop & Shop almost 40 years ago as a part-timer in the stores, and rose through the ranks to ultimately become the President of Stop & Shop, serving from December 1997. In September 2000 he became President and CEO of Ahold U.S. Retail, and was appointed to the Ahold Corporate Executive Board in April 2001.

In his executive capacities Grize represented Ahold externally in a variety of roles. He has served as a member of the Executive Board of the Food Marketing Institute (FMI), as Chairman of the FMI Industry Relations Council, and as Chairman of the Retail Trustees of the Joint Labor Management Commiftee. In past years he has served at several other organizations, including the Dana Farber Cancer Institute, the Uniform Code Council and EAN International (now collectively known as GS1).

Commenting on his approaching retirement Grize said: "With the organizational changes within Ahold's U.S. retail operations on track and with Ahold well on the "Road to Recovery," it s a logical time for me to begin my transition to retirement. I have great hope for Ahold's future, and tremendous confidence in our people. I wish everyone the best, and thank everyone in the organization for their support, friendship, and unceasing hard work and loyalty."

Ahold Corporate Communications: +31.75.659.5720

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302